

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via E-mail</u>
Mr. Howard K. Kaminsky
Executive Vice President and Chief Financial Officer
Sport Chalet, Inc.
One Sport Chalet Drive
La Canada, California  91011

> **Re:  Sport Chalet, Inc.**
> **Form 10-K for Fiscal Year Ended March 28, 2010**
> **Filed June 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 27, 2010**
> **Filed August 6, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 26, 2010**
> **Filed November 10, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 26, 2010**
> **Filed February 3, 2011**
> **File No. 000-20736**

Dear Mr. Kaminsky:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 28, 2010

Item 1.  Business, page 1

Recent History, page 2

1.  Please disclose, here and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," how you calculate comparable store sales growth.

Item 1A.  Risk Factors, page 9

The limited availability under our revolving credit facility…, page 9

2.  Please disclose the amount of your credit facility's borrowing capacity that you had utilized as of the end of your most recently completed fiscal year.  Please also disclose the maximum amount utilized during the period from September 1st to December 31st of your most recently completed fiscal year.

The covenants in our revolving credit facility…, page 10

3.  Please disclose the minimum amount of EBITDA that you must maintain and whether you were in compliance with the covenant as of the end of your most recently completed fiscal year.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 28

4.  We note your statement in the first paragraph, third sentence that you will depend on the same historical sources of capital to continue your operations and business.  However, given that you have historically generated cash from operating activities, but have, in the past two fiscal years, used cash in operating activities, please disclose, if correct, that you intend to rely less on cash from operations than your other two historical sources.  Additionally, if you intend to rely disproportionately on one of the other two sources, please disclose such intention.

5.  We note your disclosure that total inventory increased by $8.4 million as average inventory per store increased ten percent to $1.8 million from $1.6 million at the end of fiscal 2010 and 2009, respectively.  We also note your disclosure that these inventory levels were higher than planned and you intended to focus your efforts on reducing the levels in early fiscal 2011.  However, we note from your disclosure on page 14 in your Form 10-Q for the fiscal period ended December 26, 2010 that, as of that date, your average inventory per store increased to $2.0 million compared to $1.9 million at

December 27, 2009, as sales were less than plan.  Please tell us and expand your
disclosure in future filings to provide more information about your plan to reduce your
inventory levels and to provide an analysis of your plans against your actual results in
subsequent periods.  We remind you that one of the objectives of Management's
Discussion and Analysis is to provide your investors with a view of your operations and
liquidity through the eyes of your management.  Refer to Item 303 of Regulation S-K and
our Release 33-8350 available on our website at http://www.sec.gov/rules/interp/33-
8350.htm.

Contractual Obligations, page 30

6. We note your contractual obligations table does not include your loan payable or the
related interest.  Please consider revising future filings to include these contractual
obligations in the table.

Item 9A(T).  Controls and Procedures, page 34

Disclosure Controls and Procedures, page 34

7. We note the disclaimer regarding your disclosure controls and procedures in the second
paragraph.  Please also disclose, if true, that your disclosure controls and procedures are
designed to provide reasonable assurance of achieving their objectives.  Alternatively,
please delete the second paragraph and remove the level of assurance to your principal
executive and principal financial officer's conclusions regarding the effectiveness of your
disclosure controls and procedures.  See Section II.F.4 of Release No. 33-8238 (June 5,
2003).

Financial Statements, page 39

Note 2.  Summary of Significant Accounting Policies, page 45

Merchandise Inventories, page 45

8. We note your disclosure that you prospectively changed your inventory valuation method
at the beginning of fiscal 2009 from the FIFO retail method to the weighted average cost
retail method based on the capabilities of your new financial and merchandising system.
We also note that you did not retrospectively apply this change in accounting principle
since the cumulative effect of this change was not determinable as you did not have the
ability to recalculate average cost for prior periods.  Although you disclose that the
change has not had a material effect on your results of operations, please explain to us in
reasonable detail why you were unable to recalculate weighted average cost for prior
periods and, in doing so, clarify the specific inputs that were unavailable or the system
limitations that precluded retrieval of such information.  Refer to ASC 250-10-45-5

through 45-10.  Please also clarify why you made the change in accounting principle and explain in sufficient detail why you believe the change is preferable.

Accounts Receivable, page 46

9.  We note you disclose in Exhibit 99.3 to your Form 8-K, filed August 5, 2010, that you launched Sport Chalet credit cards in December 2008 and now have 15,000 cardholders. Please explain to us the specific fees you earn and expenses you incur related to your credit cards.  Describe how you account for such items, how such items are classified in your financial statements, and quantify the related financial statement amounts for each the historical period presented.  Please also describe the benefits your customers receive from obtaining and using your card and which party bears responsibility for costs incurred related to rewards earned by your customers.  If you book a liability as reward points are earned, please explain that process.  An overview of the process including the benefits and risks to you and the issuing financial institution would be helpful to our understanding.  To the extent that your credit card activities are or become material to your operations, please revise future filings to provide additional disclosures regarding your credit card accounting policies and the quantitative impact of those activities on your financial statements.

Loss Per Share, page 49

10. Although you disclose that your Class A Common Stock is entitled to receive a regular cash dividend equal to 110% of any regular cash dividend paid with respect to a share of Class B Common Stock, you disclose that the application of the two-class earnings per share method would result in an immaterial change in EPS and is therefore not presented. In supporting your claim that the impact of using the two-class EPS method would not have a material impact on EPS, please provide us with your two-class EPS calculations for each fiscal year presented and also for the current year interim periods and the comparable prior year interim periods.  In doing so, please explain how you allocate undistributed net losses to the two classes of common stock in your two-class EPS computations.  Please also note that, during periods of net income, basic and diluted Class B EPS would differ since the numerator in the diluted figure would need to be adjusted to reflect the allocation of net income to Class A dilutive securities such as stock options.  Refer to ASC 260-10-45-59A through 45-70.

Note 5.  Commitments and Contingencies, page 51

11. We note that you have received rent reductions and lease modifications from your landlords, such as renegotiating base rent, revising some leases to contain percentage rent clauses rather than fixed amounts, and amending certain leases to feature kick-out clauses.  Please tell us and disclose in future filings how you account for such modifications.  For instance, please clarify how you account for deferred rent credits at the time of and subsequent to lease modifications, how you assess the amortizable lives

of related leasehold improvements, and how you determine the terms of leases with kick-out clauses.

Note 7.  Award Plan and Stock Award, page 54

12. We note your disclosure that in November 2009, you completed an offer to exchange certain employee stock options for new options (the "Option Exchange").  Please tell us and disclose in future filings how you accounted for the new options issued in the Option Exchange.  Please also provide all of the disclosures required by ASC 718-10-50-2.h.2 with respect to this option modification.

Definitive Proxy Statement on Schedule 14A

Independent Registered Public Accounting Firm, page 47

13. Please describe the nature of the services comprising "taxes fees" and "all other fees" paid to your principal accountant during the two fiscal years covered by the proxy statement.  See Item 9(e)(3)-(4) of Schedule 14A.

Election of Directors, page 9

Committees of the Board, page 14

14. We note that Frederick Schneider, an independent member of your audit committee and your "audit committee financial expert," elected to not stand for re-election at your 2010 annual meeting.  Please tell us whether you currently have a director that qualifies as an "audit committee financial expert," as that term is defined in Item 407(d)(5)(ii) of Regulation S-K.  Please also tell us whether you currently meet the requirements of Rule 5605(c)(2)(A) of the NASDAQ Stock Market, which requires three independent members on a listed company's audit committee, and if you are not in compliance with such rule, whether you have received a notice from the NASDAQ Stock Market that is required to be disclosed under Item 3.01 of Form 8-K.

Compensation of Directors, page 17

15. Please confirm that the amounts reported in column (d) are calculated based on the awards' aggregate grant date fair value in accordance with FASB ASC Topic 718.  See Item 402(r)(2)(iv) of Regulation S-K.

Certain Relationships and Related Transactions, page 20

Property Leases, page 20

16. With respect to the lease for your corporate offices and stores in La Cañada, please disclose the aggregate amount of all periodic payments or installments due on or after the beginning of the fiscal year preceding your most recently completed fiscal year, including any required or optional payments due during or at the conclusion of the lease or other transaction providing for periodic payments or installments. See Item 404(d)(1) of Regulation S-K, Instruction 2 to Item 404(d) of Regulation S-K and Instruction 3.a to Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 21

Compensation Committee Process, page 23

Comparable Companies and Benchmarking, page 23

17. Please clarify how you used the total compensation and cash compensation data from the peer group to determine your named executive officers' compensation, including whether you benchmarked your named executive officers' compensation to a specific point in the peer group's data and whether you exercise any discretion in setting your NEO's compensation based on the peer group's data. See Item 402(b)(2)(xiv) of Regulation S-K. For further guidance, please consider Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations and the "Compensation Discussion and Analysis—Benchmarks" section in the Staff Observations in the Review of Executive Compensation Disclosure.

Option Exchange Program, page 32

18. Please disclose your rationale for offering the Option Exchange.

Executive Compensation, page 36

Summary Compensation Table, page 36

19. Please confirm that the amounts reported in columns (e) and (f) are calculated based on the awards' aggregate grant date fair value in accordance with FASB ASC Topic 718. Additionally, please include in column (f), for each named executive officer, the incremental fair value resulting from the Option Exchange. See Item 402(n)(2)(v) and (vi) of Regulation S-K and Instruction 2 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Grant of Plan-Based Awards, page 37

20. Please tell us why you did not disclose the grants of option awards on February 11, 2010 pursuant to your 2004 Equity Incentive Plan under the column "Estimated Future Payouts Under Equity Incentive Plan Awards."

21. Please confirm to us, if correct, that the grant date of the 54,126 option awards granted to Mr. Anderson should be November 9, 2009, the date of the Option Exchange, instead of February 11, 2010.

22. Please confirm that the amounts reported in column (l) represent the grant date fair value computed in accordance with FASB ASC Topic 718 (formerly SFAS 123R) and not the amount recognized for financial statement reporting purposes for the corresponding fiscal year, as footnote (2) implies. See Item 402(d)(2)(viii) of Regulation S-K.

Outstanding Equity Awards At Fiscal Year-End, page 42

23. We note that you disclose in the third paragraph on page 29 that the options granted in fiscal 2010 under the 2004 Equity Incentive Plan vest in five equal annual installments on each of the first five anniversaries of the grant date. However, footnote (1) states that such options will vest in two equal annual installments on each of the first two anniversaries of the grant date. Please reconcile these contradictory disclosures.

24. Please explain to us why column (b) shows the entire amount of the options granted pursuant to the Option Exchange and under the 2004 Equity Incentive Plan during fiscal 2010 as "exercisable" even though such options vest on the anniversaries of such options' grant dates and the first anniversary had not taken place as of March 28, 2010.

25. Please disclose, by footnote, the specific vesting dates of each unexercisable option. Alternatively, please disclose, in footnotes (1) and (2), the grant date for the referenced options, so as to allow readers to calculate the vesting dates. See Instruction 2 to Item 402(p)(2) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 27, 2010

26. Please comply with comments 4 and 7, as they apply to your Form 10-Q for fiscal quarter ended June 27, 2010.

Form 10-Q for Fiscal Quarter Ended September 26, 2010

27. Please comply with comments 4 and 7, as they apply to your Form 10-Q for fiscal quarter ended September 26, 2010.

Form 10-Q for Fiscal Quarter Ended December 26, 2010

28. Please comply with comments 4 and 7, as they apply to your Form 10-Q for fiscal quarter ended December 26, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 13

29. You disclose in the fifth paragraph, fourth sentence on page 14 that the amount you may borrow under your credit facility is limited to a percentage of the value of accounts receivable and eligible inventory, minus certain reserves. Please disclose such percentage and the value of your accounts receivable and eligible inventory, minus certain reserves, as of the end of the period covered by the report. Please also provide a similar disclosure in any risk factor discussing such borrowing limitation.

30. We note that you had breached the EBITDA covenant under your prior credit facility during fiscal 2009. If you believe that you are reasonably likely to breach the EBITDA covenant under your amended and restated credit facility, then please provide the analysis set forth in Section IV.C of Release No. 33-8350 (December 19, 2003).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney at (202) 551-3427 or H. Christopher Owings, Assistant Director at (202) 551-3720 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief